

KarbonPay

Global Payroll Made Easy

Some Key Points

KarbonPay is the only provider that processes multi-national payrolls in local languages and provides consolidated reporting at every geographical (worldwide, regional, country, state and local) layer, all from a single cloud-based SaaS platform.

KarbonPay helps its customers to create complete, timely compliance with global payroll regulations and legislation through its use of rules engines.

KarbonPay's powerful automation technology quickly eliminates miscalculations that are often as high as 30%.

KarbonPay's existing relationships with partners and previous customers will enable early revenue ramp-up. Customer employee growth and KarbonPay's penetration into industries and countries will add scale.

KarbonPay provides customers the opportunity to save up to ~ 45% on their existing processing, providing a payout on upfront costs in terms of days not weeks, months or years.

When Mexico functionality goes live, KarbonPay potentially has a partnership in the works to add 1.5 million headcount to the system at a reduced price to be determined per employee/month.



Questions... and answers

What prohibits companies like ADP, Sage, Oracle, Zenefits from rewriting their software to compete directly with KarbonPay?

Zenefits and others like it only operates in the US and have a broader HR focus. Many customers actually use Zenefits for HR services without using their payroll solutions; they have no intention to be payroll specialist multi-nationally.

ADP / Oracle / Sage have had all the time in the world to do this and they haven't. For them to move into automation would require a large pivot in capx to create the infrastructure. We expect it is more likely and more viable for them to buy an existing platform (like KarbonPay) than to try and recreate it. They are investing in their current infrastructure / model. They charge a ton and their costs to operate are huge – they pass along a lot of their top line to their partners and infrastructure so they aren't as liquid as one might think to make such a huge course change. It sure is hard to turn a huge ship once sailing at full steam.

How do you make money?

We have a SaaS subscription recurring revenue model where customers pay a base fee per country + fee / employee / month + optional add-ons.

As a result, the visibility and reliability of our near term and long-range revenue and cash flow forecasting models are greatly improved. Our growing operating leverage allows the company to self-finance future expansion.





How do customers pay KarbonPay?

Currently customers have credit cards on file we charge automatically. Moving forward we will add automated ACH, Paypal, wires. checks, etc.

Our customer base is comprised of both small and large companies – large companies either pay monthly (previous month due before next months pay run or services are restricted) or they pay an annual subscription based on a headcount estimate that is then trued up at the end of the year or annual contract renewal. The cloud-based SaaS nature of business limits KarbonPay's reliance upon AR/AP.

Since hiring top talent is a risk, how will you attract employees to KarbonPay?

One of Fingo HR's offerings for customer companies is employee engagement and support, including engagement surveys and reports with recommendations according to managements goals for their teams. They also create programs designed to attract and retain employees for their customer companies. As such, our management team has direct experience in tackling this challenge.

Assuming you have a superior product and will for a few years at least, how will you gain access to the available market? What is your customer acquisition strategy?

- Leveraging founder and managements' 65 years of experience including connections to international payroll providers utilizing manual in-country partners, employers of record (EORs), payroll companies and a vast network of multinational professionals.
- Targeted campaigns to companies operating within our market segment.
- Outreach and paid search campaigns initially conducted by existing well regarded lead generation services.
- Aligning partnerships with accounting firms and existing payroll services as either a white label or backend process.

What is the next big innovation in payroll services and delivery?

- Robotic Process Automation (RPA) – we have planned to implement this from day one so the foundation of code has been laid. It is not widely used yet as people are just starting to understand what it can do. This automates repetitive tasks – knowing you have to do things over and over again that follow a certain pattern you can create RPA that performs those tasks for you (which improves time and accuracy). It also analyzes norms and can highlight when data diverts from norms. This is used to find anomalies in payroll to highlight potential errors so they can be corrected before they are paid upon.
- Integrating with salary-advancing platforms is becoming increasingly popular
- Features such as syncing payslips and salaries into Apple Wallet / Apple Cash, Venmo, Google Pay and other non-bank services etc. is not yet done by anyone, but we believe will begin to integrate people's daily habits with their income, amongst an increasingly "unbanked" population.

What do other providers do that KarbonPay does not?

Other providers are in more countries due to all of their in-country partners. Some other providers also disburse funds but this is not as valuable as it may seem since most companies utilize an accounting software or bank / international payment platform for disbursement and are only relying on payroll service for the calculations. Our platform does communicate with banks if you want to import payroll data for the bank to disburse funds.

What about customized report-writing based on customer's data?

Because KarbonPay's data is all integrated into one platform a customer can pull a global report with the click of a button – you can pull this data into the currency of your choice – you can run reports in the currency conversion that was set at the time in which the payroll was run – the data also pulls in the spoken language of the user wherever they are – reports can be pulled



by region, country or countries, or globally. We have preset reports but we also have a fully customizable report generator which can save reports for future use.



Explain how your "route-to-market" strategies work, and why they would partner with KarbonPay.

- Accountants – automatically processing payroll for their customers takes the burden off of their in-house accountants. We're also building a dashboard to show accountants the most relevant data points all in one place.
- Partnerships – a real world example best illustrates this. BlueBack Global currently offers payroll services to their customers all over the world. Both as contractor and employer of record they are currently using a variety of in-county partners – KarbonPay allows them to drastically reduce their overhead and time needed to run and utilize their in-country partners – they have expressed a desire to white label our platform to their customer base.
- Fingo HR – this is the founder's company so we'll migrate existing and past customers and partnerships into the KarbonPay platform as capabilities grow.
- Integrations – Platforms we integrate with already have capabilities/APIs to provide an integration portal into. In most cases, freely available integrations are accepted. Furthermore, some platforms, such as a 401k provider, recently reached out to us with a desire to integrate with our platform for US payers, and a payment provider in South Africa reached out to integrate with us.

How do you handle a prospect who has need for a country that is not currently programmed Does it have to be a big enough sale to warrant additional programming?

We will do a return on investment analysis to determine if the cash flow from a customer will be sufficient to add the country. However, building the rules engine for a new country takes 2 months to build and beta test at a cost of approximately $100k all in so given the recurring revenue nature of our cash flows it doesn't take much volume to justify adding capability – we do weigh the carrying cost of a country such as in-country support in this decision.

Furthermore, most companies do not want to move all their employees to a new platform all at one time so that allows us to do a phased approach which removes the requirement that we address all of their country needs from day one.

Does KarbonPay have any plans to protect its IP?

When we integrate with other companies we are creating a path of information flow between the companies, not giving access to our IP (or a look under the hood).

We have engaged an attorney for patents and are working to code certain elements in ways that we will be able to patent starting early next year with funding. All of our development team (which is fully internal) is under NDA and non-compete agreements.

What is driving companies to operate multi-nationally? Are there vendors other than KarbonPay with similar multi-national capability in the market today.

Aside from companies doing business in multiple countries who require a local presence, offshore / nearshore labor is often well educated, low cost and can lessen certain employment restrictions. Having work performed around the clock in different timezones can also be highly beneficial.

None of the other multi-national payroll providers have multi-country automation – they rely on various in-country networks which are high cost, very slow, require manual processing and external contractors with costly errors.





The WeFunder Process

Is there a subscription form?

Yes, within Wefunder. After clicking to invest – the subscription form and all the data you input as an investor will be filled in by the system. That emails as a pdf instantly once you fill out the info.

Has KarbonPay used its own Securities Lawyer?

Yes we have; the same lawyer who assisted us with our pre-seed Reg D raise.

Can cash and certificates be exchanged remotely/electronically?

Yes, the whole process and transaction is done electronically through WeFunder and all funds are held in escrow until disbursement. Investors investing more than $35,000 can deal directly with KarbonPay and appear separately on the cap table, but the money and documents still go through WeFunder.